EXHIBIT A

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

As a result of the relationships described in this Exhibit A, the entities listed below may be deemed to be a group for purposes of Section 13(d) of the Act (with the names of such entities (other than with respect to the Reporting Persons) in connection with the Stockholders’ Agreement (as defined below):

(i)	WCAS XIII Carbon Analytics Acquisition, L.P.

(ii)	WCAS GP CW LLC

(iii)	WCAS XIII Carbon Investors, L.P.

(iv)	WCAS XIII Associates LLC

(v)	Warburg Pincus LLC

(vi)	Galibier Purchaser, LLC

(vii)	Galibier Holdings, LP

(viii)	Galibier Holdings GP, LLC

(ix)	Gali SCSp

(x)	Permira VII GP S.a r.l.

According to the reports filed by the foregoing persons under Section 16 of the Securities Exchange Act of 1934, the foregoing persons collectively owned, as of September 30, 2024 and after giving effect to certain sales of securities between September 30, 2024 and the filing date hereof, 17,353,935 shares of Class C common stock, par value $0.001 per share, of Clearwater Analytics Holdings, Inc. (the “Issuer”) and 25,399,429 shares of Class D common stock, par value $0.001 per share, of the Issuer.

As of the date hereof, (i) the Issuer, (ii) WCAS XIII Carbon Analytics Acquisition, L.P., WCAS GP CW LLC and WCAS XIII Carbon Investors, L.P. (collectively, “Welsh Carson”) and (iii) Galibier Holdings, LP (“Permira” and, together with Welsh Carson, the “Principal Equity Owners”) are subject to the terms of a Stockholders’ Agreement (the “Stockholders’ Agreement”), dated as of September 28, 2021, pursuant to which, among other things, the Principal Equity Owners each have the right to designate certain of the Issuer’s directors from time to time. The Principal Equity Owners each additionally agreed to take all necessary action, including voting their respective shares of common stock, to cause the election of the directors nominated pursuant to the Stockholders’ Agreement.